UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Banco Santander (Brasil) S.A.

3Q16 BR GAAP – EARNINGS RELEASE

October 26th, 2016

Simple | Personal | Fair

Santander

1

CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03

sTRATEGY	04

EXECUTIVE SUMMARY	05

SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	06
BALANCE SHEET	10

OUR SHARES	19

RATINGS	20

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	21

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIANTION	24

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise. The reconciliation with the accounting results can be found on pages 24 and 25. It is worth noting that, as of August 1st, the financial statements have consolidated the results and balance sheet of Banco PSA (for further information, please refer to page 5).

MANAGERIAL¹ ANALYSIS - BR GAAP	9M16	9M15	Var.	3Q16	2Q16	Var.
			9M16x9M15			3Q16x2Q16

RESULTS (R$ million)
Net interest income	23,675	22,251	6.4%	8,267	7,808	5.9%
Fee and commission income	9,856	8,657	13.9%	3,437	3,328	3.3%
Allowance for loan losses	(7,776)	(6,898)	12.7%	(2,837)	(2,515)	12.8%
General Expenses²	(13,369)	(12,691)	5.3%	(4,535)	(4,424)	2.5%
Managerial net profit³	5,350	5,016	6.7%	1,884	1,806	4.3%
Accounting net profit	3,996	5,831	-31.5%	1,436	1,347	6.5%

BALANCE SHEET (R$ million)
Total assets	661,186	702,407	-5.9%	661,186	655,194	0.9%
Securities	153,135	154,262	-0.7%	153,135	149,988	2.1%
Loan portfolio	247,324	261,980	-5.6%	247,324	244,284	1.2%
Individuals	88,440	82,786	6.8%	88,440	86,826	1.9%
Consumer finance	33,868	34,057	-0.6%	33,868	31,961	6.0%
Small and Medium Enterprises	32,076	35,636	-10.0%	32,076	32,274	-0.6%
Corporate	92,940	109,501	-15.1%	92,940	93,222	-0.3%
Expanded Credit Portfolio[4]	310,965	331,922	-6.3%	310,965	308,377	0.8%
Funding from Clients[5]	291,726	287,660	1.4%	291,726	287,840	1.3%
Equity[6]	58,695	52,976	10.8%	58,695	56,779	3.4%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	12.9%	12.8%	0.1 p.p.	13.1%	13.0%	0.1 p.p.
Return on average asset excluding goodwill[6] - annualized	1.1%	1.1%	0.0 p.p.	1.1%	1.1%	0.0 p.p.
Efficiency Ratio[7]	48.4%	49.3%	-0.9 p.p.	46.2%	48.5%	-2.2 p.p.
Recurrence Ratio[8]	73.7%	68.2%	5.5 p.p.	75.8%	75.2%	0.6 p.p.
BIS ratio[9]	17.6%	15.8%	1.8 p.p.	17.6%	17.7%	-0.1 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency ratio (over 90 days)	3.5%	3.2%	0.3 p.p.	3.5%	3.2%	0.3 p.p.
Delinquency ratio (over 60 days)	4.4%	4.0%	0.3 p.p.	4.4%	4.8%	-0.4 p.p.
Coverage ratio (over 90 days)	198.1%	185.1%	13.0 p.p.	198.1%	209.3%	-11.2 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	240,304	187,085	28.4%	240,304	226,179	6.2%
Branches	2,255	2,255	-	2,255	2,266	(11)
PABs (mini branches)	1,153	1,181	(28)	1,153	1,173	(20)
Own ATMs	13,957	14,231	(274)	13,957	14,127	(170)
Shared ATMs	19,456	17,912	1,544	19,456	18,935	521
Total Customers (thousand)	33,980	32,054	1,926	33,980	33,371	608
Employees	48,024	50,519	(2,495)	48,024	48,877	(853)

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit, excluding extraordinary results and considering 100% of reversal of goodwill amortization expense ocurred in the period. The goodwill amortization expense in 9M16 was R$ 1,354 million, R$ 2,342 million in 9M15, R$ 448 million in 3Q16 and R$ 459 million in 2Q16.

4. Includes other credit risk transactions with clients ("debenture", FIDC, CRI, floating rate notes, promissory notes, acquiring activities related assets and guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI, Treasury Notes (Letras Financeiras - LFT) and Certificates of Structured Operations (COE).
6. Excludes 100% of the goodwill (net of amortization) that in 3Q16 was R$ 2,625 million, R$ 3,071 million in 2Q16 and R$ 4,625 million in 3Q15.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense).
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as per Brazilian Central Bank criterion. From 2015 on, considers the prudential conglomerate.
10. According to Anbima (Brazilian Financial and Capital Markets Association) criterion.

STRATEGY

STRATEGY

Santander Brasil is a universal bank focused on retail services. The Bank is convinced that the only way to grow in a recurring and sustainable manner is by providing excellent services that enhance the satisfaction of our current customer base, leading to increased levels of engagement and attract new clients. To manifest our vision we strive to be a Simple, Personal and Fair bank. Our strategy is based on a long-term outlook, focusing on efficiently executing the following priorities:

●        Increase customer preference and engagement by offering targeted products and services that are simple, modern and efficient, which, through a multi-channel platform, seek to maximize client satisfaction.

●        Improve recurrence and sustainability by growing business with more diversified revenue, seeking a balance between credit, funding and services. At the same time, maintaining efficient cost management and rigorous control over risks.

●        Be disciplined with capital and liquidity to preserve our strength, adapt to regulatory changes and take advantage of growth opportunities.

●        Increase productivity through an intense agenda of commercial improvements that allows the Bank to offer a complete portfolio of services.

This strategy prioritizes close and long-lasting relationships with our shareholders, as well as alignment with the country’s social and economic development agenda.

In the third quarter of 2016, we continued to make progress on several strategic fronts, including:

●        In line with our digital strategy, at the end of September the number of clients making use of biometrics exceeded the 4.4 million mark, while digital channel transactions accounted for 76% of total transactions. Factoring in the contribution from e-commerce, our product sales via digital channels have been experiencing exponential growth. This quarter was also highlighted by another example of our pioneering approach with the launch of Samsung Pay, which allow clients to undertake contact-free payments.

●        Through Getnet, we unveiled an acquiring solution for individual clients: Conta Conecta com a Vermelhinha, an alternative that combines a low-cost POS with a Santander current account.

●        We also implemented a new commercial model at Santander Financiamentos – “+negócios” is  an  easier-to-use and more intuitive digital platform which transforms customers’ experience by streamlining and simplifying processes, in addition to strengthening our positioning as a digital bank. The implementation of the new model in stores and branches will be concluded in mid-November.

●        Since August, ContaSuper, an entirely digital and practical model, has also been available at Santander’s branch network, consistent with our goal of continuously improving customers’ experience. This offering complements our other products and represents a differential to attract new customers.

●        In order to diversify revenues and boost the “Consórcio”[1] business, this quarter Santander launched “consórcio” – for real estate properties, another financial solution designed to meet our customers’ needs and help build enduring loyalty.

●        In the SME segment, we highlight our franchise performance: our number of partnerships jumped from 57 in January to 162 at the close of September, expanding our activities with Brazil’s leading franchise networks.

●        In regard to Global Corporate Banking (GCB), we maintained our leadership in financial advisory for project finance in Brazil, according to the latest consolidated ranking published by ANBIMA, the Brazilian Financial and Capital Markets Association, and continued to head the foreign exchange market. We were also ranked in first place for the biggest M&A transactions of the year by Bloomberg.

●        For the first time, Santander was included in the “Best Companies to Work for” list published by the consulting firm Great Place to Work (GPTW). The list, which is published every year, is considered a benchmark for the country’s best work environments and reflects the engagement and commitment of our employees.

Santander’s leadership in sustainability remains unscathed: its Microcredit program occupies a prominent position among private banks and its Universities program, continues to actively contribute to the progress of education in the country via the distribution of study scholarships.

This quarter, Santander Brasil played an important role in maintaining the Santander Group presence in the Dow Jones Sustainability Index (DJSI) for another year; the Group was ranked 6th (versus 11th in 2015) among financial institutions out of a total of 316 firms that compose the index.

[1] A purchasing system in which a group of people who want to buy a certain kind of asset (usually a vehicle or real estate property) pool together to fund the purchase by making instalment payments over a previously agreed period of time. Each member of the pool has the chance of receiving the asset before all payments are made either by winning a group lottery or by making part of the payment in advance.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Managerial net profit¹ totaled R$ 5,350 million in the first nine months of 2016, up 6.7% in twelve months and 4.3% in three months.

Total revenues reached R$ 33,531 million in 9M16, 8.5% higher in twelve months (or R$ 2,623 million) and 5.1% in three months. This performance was driven by net interest income and commissions growth, and shows recurring results generation, in line with our strategy of strengthening commercial activities and increasing loyal customers. Allowance for loan losses amounted to R$ 7,776 million, growing 12.7% in twelve months (or R$ 878 million) and 12.8% in three months, reflecting our active risk management. Revenues net of allowance for loan losses moved up by 7.3% in twelve months and 2.9% in three months.

General expenses totaled R$ 13,369 million in 9M16, up 5.3% in twelve months (or R$ 678 million) and 2.5% in three months, rising more slowly than annual inflation and underlining our disciplined and efficient approach to cost management. The efficiency ratio reached 48.4% in 9M16, down 0.9 p.p. in twelve months and 2.2 p.p. in three months. The quarterly improvement is explained by the recurring growth in total revenue, thanks to increased customer transactionality.

The total credit portfolio stood at R$ 247,324 million in September 2016, a decrease of 5.6% in twelve months (or R$ 14,656 million) and 1.2% higher in three months. The annual comparison was negatively affected by the exchange rate fluctuation in the period. Excluding this effect, the portfolio would have dropped by 2.7% year-on-year in 3Q16. The expanded credit portfolio totaled R$ 310,965 million, down 6.3% in twelve months (or R$ 20,957 million) and up 0.8% in three months. Excluding the effect of the exchange rate fluctuation in twelve months, the expanded credit portfolio would have fallen by 4.1%.

Loans to individuals were the highlight of the portfolio, ending September 2016 at R$ 88,440 million, representing a 6.8% rise in twelve months (or R$ 5,655 million), mainly due to payroll loans, mortgage and credit cards. In the quarter, growth came to 1.9%.

The consumer finance portfolio amounted to R$ 33,868 million in September 2016, down 0.6% in twelve months (or R$ 189 million) and up 6.0% in three months. The annual and quarterly results were impacted by the incorporation of “Banco PSA”. Excluding this effect, the portfolio would have decreased by 5.7% in twelve months and grown by 0.5% in three months, still outperforming the sector.

The SME portfolio ended September 2016 at R$ 32,076 million, down 10.0% in twelve months (or R$ 3,560 million) and 0.6% in three months.

The corporate portfolio came to R$ 92,940 million, down 15.1% in twelve months (or R$ 16,561 million) and 0.3% in three months. The annual comparison was adversely affected by the exchange rate fluctuation. Excluding this effect, the corporate portfolio would have fallen by 8.8% in the period.

Total funding from clients reached R$ 291,726 million in 9M16, up 1.4% in twelve months and 1.3% in three months. Total funding and assets under management stood at R$ 530,909 million, 3.6% higher than 9M15 and 2.0% above the previous quarter.

Total equity, excluding R$ 2,625 million related to goodwill, was R$ 58,695 million at the end of September. Return on Average Equity (ROAE), adjusted for goodwill, reached 12.9% in 9M16 and 13.1% in the quarter, up 0.1 p.p. in both periods. The BIS ratio stood at 17.6% at the end of September, while Tier I and II capital came to 16.4% and 1.2%, respectively. The coverage ratio (over 90 days) ended September 2016 at 198.1%.

RECENT EVENT

On August 1st, 2016, commercial activities arising from the partnership between Banco Santander Brasil and Banque PSA Finance (“Banco PSA”) to operate Banco PSA Finance Brasil S.A. were initiated. The operation also includes the acquisition by Santander Brasil of PSA Finance Arrendamento Mercantil S.A. and an interest in PSA Corretora de Seguros e Serviços Ltda. (For more details, please refer to note 37 in the Financial Statements – Corporate Restructuring).

1. Accounting net profit excluding extraordinary events and considering 100% of the reversal of goodwill amortization expenses.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS¹ (R$ million)
	9M16	9M15	Var.	3Q16	2Q16	Var.
			9M16x9M15			3Q16x2Q16

Net Interest Income	23,675	22,251	6.4%	8,267	7,808	5.9%
Allowance for Loan Losses	(7,776)	(6,898)	12.7%	(2,837)	(2,515)	12.8%
Net Interest Income after Loan Losses	15,898	15,353	3.6%	5,430	5,293	2.6%
Fee and commission income	9,856	8,657	13.9%	3,437	3,328	3.3%
General Expenses	(13,369)	(12,691)	5.3%	(4,535)	(4,424)	2.5%
Personnel Expenses + Profit Sharing	(6,377)	(5,877)	8.5%	(2,163)	(2,082)	3.9%
Administrative Expenses[2]	(6,991)	(6,813)	2.6%	(2,371)	(2,341)	1.3%
Tax Expenses	(2,474)	(2,588)	-4.4%	(835)	(823)	1.4%
Investments in Affiliates and Subsidiaries	1	1	-1.2%	0	0	n.a.
Other Operating Income/Expenses	(3,447)	(2,571)	34.1%	(1,065)	(1,185)	-10.2%
Operating Income	6,465	6,161	4.9%	2,434	2,190	11.1%
Non Operating Income	40	138	-71.3%	19	(5)	n.a.
Net Profit before Tax	6,505	6,299	3.3%	2,453	2,186	12.3%
Income Tax and Social Contribution	(1,014)	(1,132)	-10.4%	(486)	(323)	50.3%
Minority Interest	(142)	(151)	-6.2%	(84)	(56)	49.1%
Net Profit	5,350	5,016	6.7%	1,884	1,806	4.3%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

NET INTEREST INCOME

Net interest income, including income from financial operations, totaled R$ 23,675 million in the first nine months of 2016, up 6.4% year-on-year (or R$ 1,424 million) and 5.9% quarter-on-quarter. The quarterly performance shows excellent dynamics, especially in the deposit margin and market transactions.

Revenues from loan operations grew 1.9% in twelve months and dropped 0.1% in three months. The twelve-month upturn results from the increase in the average spread, which was more than enough to offset the reduction in the average loan portfolio. The quarterly decline in the average spread is related to the change in the product mix, with a higher share of collateralized products.

Revenues from funding increased by 26.9% in twelve months and 20.1% in three months. The strong quarterly performance reflects our focus on customer loyalty and active liability management.

The “others” line, which includes the result of the structural interest rate gap, revenue from customers in treasury activities and others, advanced 13.8% in twelve months and 18.5% in three months, thanks to market activities.

SANTANDER BRASIL RESULTS

NET INTEREST INCOME	9M16	9M15	Var.	3Q16	2Q16	Var.
(R$ million)			9M16x9M15			3Q16x2Q16

Net Interest Income	23,675	22,251	6.4%	8,267	7,808	5.9%
Loan	16,022	15,724	1.9%	5,363	5,366	-0.1%
Average volume	246,268	251,596	-2.1%	243,559	243,772	-0.1%
Spread (Annualized)	8.7%	8.4%	0.31 p.p.	8.7%	8.8%	-0.09 p.p.
Funding	2,184	1,721	26.9%	847	705	20.1%
Average volume	219,980	217,436	1.2%	223,406	218,380	2.3%
Spread (Annualized)	1.3%	1.1%	0.26 p.p.	1.5%	1.3%	0.18 p.p.
Others¹	5,469	4,806	13.8%	2,058	1,737	18.5%

1. Includes Gains (Losses) on financial transactions and other net interest income.

FEE AND COMMISSION INCOME

Revenues from fee and commission income amounted to R$ 9,856 million in the first nine months of 2016, up 13.9% in twelve months (R$ 1,199 million) and 3.3% in three months, fueled by our focus on loyalty and increasing profitability. All lines experienced growth in twelve months. In the quarter, some lines were impacted by seasonal factors or specific items such as “Insurance Fees”. The highlights were “Cards”, “Current Account Services” and “Asset Management”.

Commissions from credit cards totaled R$ 2,893 million, up 13.6% in twelve months (or R$ 347 million) and 8.0% in three months, primarily due to higher interchange fees driven by the upturn in revenue.

Current account services fees totaled R$ 1,881 million, up 25.7% in twelve months (or R$ 384 million) and 7.1% in three months, reflecting the continued improvement in customer loyalty and higher transactionality.

Insurance fees were R$ 1,523 million, up 8.8% in twelve months (or R$ 123 million) and down 9.7% in three months. The quarterly change was impacted by the seasonal effect from campaigns conducted in the network during the first half.

Asset management fees totaled R$ 811 million in the same period, up 3.9% in twelve months (or R$ 30 million) and 8.1% in three months. The annual increase was chiefly due to the sale of the custody business in the third quarter of 2015. Excluding this effect, that line would have grown 15.4% in twelve months. The strong performance in the quarter basically reflects the increase in funding.

FEE AND COMMISSION INCOME	9M16	9M15	Var.	3Q16	2Q16	Var.
(R$ million)			9M16x9M15			3Q16x2Q16

Cards	2,893	2,546	13.6%	1,033	956	8.0%
Insurance fees	1,523	1,400	8.8%	492	545	-9.7%
Current Account Services	1,881	1,496	25.7%	673	629	7.1%
Asset Management	811	781	3.9%	292	271	8.1%
Lending Operations	1,056	1,019	3.6%	357	361	-1.0%
Collection Services	894	749	19.4%	314	301	4.5%
Securities Brokerage and Placement Services	399	383	4.1%	115	141	-18.6%
Others	400	283	41.2%	161	126	27.8%
Total	9,856	8,657	13.9%	3,437	3,328	3.3%

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses, including depreciation and amortization, totaled R$ 13,369 million in the first nine months of 2016, posting an increase of 5.3% in twelve months (or R$ 678 million), which is significantly lower than the inflation rate in the same period, thanks to our continued discipline in managing costs. In three months, total general expenses climbed by 2.5%, largely due to higher expenses following the collective bargaining agreement and the incorporation of PSA.

Administrative and personnel expenses, excluding depreciation and amortization, reached R$ 12,029 million in 9M16, rising 7.5% in twelve months (or R$ 835 million) and 2.0% over the previous quarter.

Personnel expenses, including profit sharing, came to R$ 6,377 million in the first nine months of 2016, advancing 8.5% year-on-year (or R$ 500 million) and 3.9% quarter-on-quarter. The quarterly upturn derived from higher compensation expenses, particularly due to the collective bargaining agreement.

Administrative expenses, excluding depreciation and amortization, amounted to R$ 5,652 million in 9M16, up 6.3% (or R$ 335 million) in twelve months and down 0.1% in three months. Depreciation and amortization stood at R$ 1,339 million, down 10.5% in twelve months (or R$ 157 million) and up 7.2% in three months.

The efficiency ratio improved to 48.4% in the first nine months of 2016, 0.9 p.p. better in twelve months and 2.2 p.p. in three months. This healthy performance was spurred by the increase in revenues and excellent control over expenses.

EXPENSES' BREAKDOWN (R$ million)	9M16	9M15	Var.	3Q16	2Q16	Var.
			9M16x9M15			3Q16x2Q16

Outsourced and Specialized Services	1,616	1,577	2.5%	548	525	4.3%
Advertising, promotions and publicity	273	262	4.6%	101	110	-7.8%
Data processing	1,162	1,052	10.5%	385	392	-1.8%
Communications	366	382	-4.3%	119	125	-4.9%
Rentals	556	542	2.6%	189	188	0.8%
Transport and Travel	161	158	2.2%	53	49	6.1%
Security and Surveillance	525	487	8.0%	173	175	-0.8%
Maintenance	194	171	12.9%	66	65	0.3%
Financial System Services	187	181	2.9%	65	61	7.6%
Water, Electricity and Gas	161	156	3.2%	43	55	-21.3%
Material	51	58	-11.3%	17	17	-1.8%
Others	400	292	37.0%	137	136	1.4%
Subtotal	5,652	5,317	6.3%	1,896	1,898	-0.1%
Depreciation and Amortization[1]	1,339	1,496	-10.5%	475	443	7.2%
Total Administrative Expenses	6,991	6,813	2.6%	2,371	2,341	1.3%

Compensation²	4,084	3,689	10.7%	1,402	1,324	5.8%
Charges	1,119	1,121	-0.2%	368	371	-0.7%
Benefits	1,092	969	12.8%	363	361	0.7%
Training	53	68	-21.6%	20	18	14.4%
Others	28	31	-7.2%	9	8	14.8%
Total Personnel Expenses	6,377	5,877	8.5%	2,163	2,082	3.9%

ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	12,029	11,194	7.5%	4,060	3,980	2.0%

TOTAL GENERAL EXPENSES	13,369	12,691	5.3%	4,535	4,424	2.5%

1. Excludes 100% of the expenses of goodwill amortization, which in 9M16 was R$ 1,354 million, R$ 2,342 million in 9M15, R$ 448 million in 3Q16 and R$ 459 million in 2Q16.
2. Includes Profit Sharing.

SANTANDER BRASIL RESULTS

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses totaled R$ 7,776 million in the first nine months of 2016, up 12.7% compared to the same period of 2015 (or R$ 878 million) and 12.8% in three months. The evolution of the allowance for loan losses and credit quality performance are due to our risk management model amid a challenging macro environment.

ALLOWANCE FOR LOAN LOSSES	9M16	9M15	Var.	3Q16	2Q16	Var.
(R$ million)			9M16x9M15			3Q16x2Q16

Gross allowance for loan losses	(9,903)	(8,510)	16.4%	(3,562)	(3,312)	7.5%
Income from recovery of written off loans	2,126	1,611	32.0%	725	797	-9.0%
Total	(7,776)	(6,898)	12.7%	(2,837)	(2,515)	12.8%

OtHER OPERATING INCOME (EXPENSES)

Other net operating expenses came to R$ 3,447 million in 9M16, a 34.1% rise in twelve months (or R$ 876 million) and down 10.2% in three months.

OTHER OPERATING INCOME (EXPENSES) (R$ million)	9M16	9M15	Var.	3Q16	2Q16	Var.
			9M16x9M15			3Q16x2Q16

Other operating income (expenses)	(3,447)	(2,571)	34.1%	(1,065)	(1,185)	-10.2%
Expenses from cards	(885)	(1,053)	-16.0%	(273)	(277)	-1.1%
Net Income from Capitalization	230	191	20.7%	79	81	-1.5%
Provisions for contingencies¹	(1,390)	(1,572)	-11.6%	(449)	(480)	-6.4%
Others	(1,403)	(137)	n.a	(421)	(509)	-17.3%

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$ 1,014 million in the first nine months of 2016, reaching an effective rate of 15.6%, down 2.4 p.p. in twelve months. In the quarter, the effective rate increased 5.0 p.p., mainly attributed to the reduction in the taxable base in 2Q16, prompted by of the payment of interest on capital.

SANTANDER BRASIL RESULTS

balance sheet

At the end of September 2016, total assets reached R$ 661,186 million, down 5.9% in twelve months and up 0.9% in three months. In the same period, total equity came to R$ 61,321 million, or R$ 58,695 million excluding goodwill.

ASSETS (R$ million)	Sep/16	Sep/15	Var.	Jun/16	Var.
			Sep/16xSep/15		Sep/16xJun/16

Current Assets and Long Term Assets	647,837	689,054	-6.0%	642,337	0.9%
Cash and Cash Equivalents	6,089	6,928	-12.1%	5,209	16.9%
Interbank Investments	63,960	59,264	7.9%	64,278	-0.5%
Money Market Investments	57,407	29,933	91.8%	47,349	21.2%
Interbank Deposits	1,596	2,341	-31.8%	2,446	-34.8%
Foreign Currency Investments	4,957	26,989	-81.6%	14,482	-65.8%
Securities and Derivative Financial Instruments	153,135	154,262	-0.7%	149,988	2.1%
Own Portfolio	62,315	29,891	108.5%	42,820	45.5%
Subject to Repurchase Commitments	55,444	72,895	-23.9%	65,301	-15.1%
Posted to Central Bank of Brazil	3,826	8,541	-55.2%	4,432	-13.7%
Pledged in Guarantees	11,992	16,330	-26.6%	14,032	-14.5%
Others	19,557	26,604	-26.5%	23,402	-16.4%
Interbank Accounts	64,573	52,224	23.6%	61,478	5.0%
Interbranch Accounts	-	-	-	-	-
Lending Operations	230,780	246,648	-6.4%	227,906	1.3%
Lending Operations	247,322	262,050	-5.6%	244,290	1.2%
Lending Operations Related to Assignment	738	203	n.a	162	n.a
(Allowance for Loan Losses)	(17,280)	(15,605)	10.7%	(16,546)	4.4%
Others Receivables	126,839	167,419	-24.2%	130,637	-2.9%
Others Assets	2,461	2,310	6.5%	2,842	-13.4%
Permanent Assets	13,349	13,353	0.0%	12,857	3.8%
Investments	182	38	n.a.	164	11.1%
Fixed Assets	7,612	6,733	13.0%	6,825	11.5%
Intangibles	5,555	6,581	-15.6%	5,868	-5.3%
Goodwill	27,475	27,527	-0.2%	27,475	0.0%
Intangible Assets	8,564	6,934	23.5%	8,207	4.3%
(Accumulated Amortization)	(30,484)	(27,881)	9.3%	(29,815)	2.2%
Total Assets	661,186	702,407	-5.9%	655,194	0.9%

Goodwill (net of the amortization)	2,625	4,625	-43.2%	3,071	-14.5%
Total Assets (excluding goodwill)	658,561	697,782	-5.6%	652,123	1.0%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ million)	Sep/16	Sep/15	Var.	Jun/16	Var.
			Sep/16xSep/15		Sep/16xJun/16

Current Liabilities and Long Term Liabilities	597,106	642,458	-7.1%	593,035	0.7%
Deposits	140,865	145,585	-3.2%	134,548	4.7%
Demand Deposits	15,452	18,521	-16.6%	14,917	3.6%
Savings Deposits	34,764	35,540	-2.2%	34,517	0.7%
Interbank Deposits	3,162	3,402	-7.0%	2,601	21.6%
Time Deposits	87,483	88,121	-0.7%	82,513	6.0%
Money Market Funding	152,403	138,758	9.8%	152,759	-0.2%
Own Portfolio	107,834	110,909	-2.8%	120,342	-10.4%
Third Parties	17,347	11,605	49.5%	6,424	170.0%
Free Portfolio	27,221	16,243	67.6%	25,992	4.7%
Funds from Acceptance and Issuance of Securities	104,295	99,202	5.1%	100,247	4.0%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	95,322	81,786	16.6%	92,611	2.9%
Funding from Certificates of Structured Operations	1,110	682	62.7%	980	13.2%
Securities Issued Abroad	6,791	15,778	-57.0%	5,732	18.5%
Others	2,182	1,639	33.1%	1,904	14.6%
Interbank Accounts	1,729	1,626	6.3%	1,651	n.a.
Interbranch Accounts	3,048	2,617	16.4%	2,443	24.7%
Borrowings	29,283	39,384	-25.6%	27,645	5.9%
Domestic Onlendings - Official Institutions	16,615	14,767	12.5%	15,934	4.3%
Foreign Onlendings	-	-	n.a.	-	n.a.
Derivative Financial Instruments	15,020	29,870	-49.7%	18,049	-16.8%
Other Payables	133,850	170,650	-21.6%	139,760	-4.2%
Deferred Income	565	396	42.7%	372	52.0%
Minority Interest	2,194	1,951	12.5%	1,938	13.2%
Equity	61,321	57,602	6.5%	59,850	2.5%
Total Liabilities	661,186	702,407	-5.9%	655,194	0.9%

Equity (excluding goodwill)	58,695	52,976	10.8%	56,779	3.4%

SECURITIES

Securities totaled R$ 153,135 million in September 2016, down 0.7% in twelve months and up 2.1% in three months.

SECURITIES (R$ million)	Sep/16	Sep/15	Var.	Jun/16	Var.
			Sep/16xSep/15		Sep/16xJun/16

Public securities	113,674	108,204	5.1%	108,253	5.0%
Private securities	19,907	19,457	2.3%	18,336	8.6%
Financial instruments	19,554	26,601	-26.5%	23,399	-16.4%
Total	153,135	154,262	-0.7%	149,988	2.1%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

The credit portfolio totaled R$ 247,324 million in September 2016, down 5.6% in twelve months (or R$ 14,656 million) and up 1.2% in three months. In twelve months, the foreign currency credit portfolio was impacted by the BRL fluctuation against the USD. Excluding the effect of exchange rate variation impact fluctuation, the credit portfolio would have decreased by 2.7% in the period.

The foreign currency credit portfolio, including USD-indexed loans, stood at R$ 33,463 million in September 2016, down 34.0% from the R$ 50,707 million recorded in September 2015 and 0.4% higher than the R$ 33,331 million registered in June 2016.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, ended September 2016 at R$ 310,965 million, falling 6.3% in twelve months (or R$ 20,957 million) and rising 0.8% in three months. Excluding the exchange rate fluctuation impact, the expanded credit portfolio would have declined by 4.1% in twelve months.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Sep/16	Sep/15	Var.	Jun/16	Var.
(R$ million)			Sep/16xSep/15		Sep/16xJun/16

Individuals	88,440	82,786	6.8%	86,826	1.9%
Consumer Finance	33,868	34,057	-0.6%	31,961	6.0%
SMEs	32,076	35,636	-10.0%	32,274	-0.6%
Corporate	92,940	109,501	-15.1%	93,222	-0.3%
Total portfolio	247,324	261,980	-5.6%	244,284	1.2%
Other credit related transactions¹	63,640	69,942	-9.0%	64,093	-0.7%
Total expanded credit portfolio	310,965	331,922	-6.3%	308,377	0.8%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals ended September 2016 at R$ 88,440 million, up 6.8% in twelve months (or R$ 5,655 million) and 1.9% in three months. Payroll loans, mortgage and credit cards drove the annual increase.

Payroll loans reached R$ 17,666 million, rising 27.2% in twelve months (or R$ 3,780 million) and 6.1% in three months.

The balance of mortgage loans totaled R$ 27,075 million, increasing 7.6% in twelve months (or R$ 1,918 million) and 0.4% in three months.

The card portfolio stood at R$ 18,804 million, advancing 7.7% in twelve months (or R$ 1,351 million) and 1.7% in three months.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, ended September 2016 at R$ 33,868 million, down 0.6% in twelve months (or R$ 189 million) and up 6.0% in three months. As previously noted, both the annual and quarterly performances were impacted by the incorporation of “Banco PSA” in the amount of R$ 1.7 billion. Excluding this effect, the portfolio would have fallen 5.7% in twelve months and grown 0.5% in three months, still outperforming the sector. Of this total, R$ 27,638 million refers to vehicle financing for individuals.

The total vehicle portfolio for individuals, including operations originated through car dealerships and Santander’s branch network, amounted to R$ 29,596 million in September 2016, a decline of 4.9% in twelve months and growth of 2.9% in three months.

In addition, as stated earlier, as of this quarter, Santander Financiamentos’ sales platform will operate under a new digital sales model, strengthening our offering and positioning in this segment by providing a complete solution to our customers through financing, the Webmotors portal (leader in digital advertisements of vehicles) and AutoCompara (web-based tool that allows customers to compare car insurance quotes and acquire insurance from different insurers).

CORPORATE AND SMEs

Corporate and SME loans ended September 2016 at R$ 125,016 million, down 13.9% in twelve months (or R$ 20,121 million) and 0.4% in three months.

The corporate loan portfolio came to R$ 92,940 million, declining 15.1% in twelve months (or R$ 16,561 million) and 0.3% in three months. It is worth noting that the loan portfolio was impacted by the exchange rate fluctuation in twelve months. Excluding this effect, the portfolio would have fallen by 8.8% in the period.

Loans to SMEs totaled R$ 32,076 million, down 10.0% in twelve months (or R$ 3,560 million) and 0.6% in three months.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

MANAGERIAL BREAKDOWN OF CREDIT	Sep/16	Sep/15	Var.	Jun/16	Var.
PORTFOLIO BY PRODUCT (R$ million)			Sep/16xSep/15		Sep/16xJun/16

Individuals
Leasing / Auto Loans¹	1,958	2,714	-27.8%	2,087	-6.2%
Credit Card	18,804	17,453	7.7%	18,485	1.7%
Payroll Loans	17,666	13,886	27.2%	16,654	6.1%
Mortgages	27,075	25,157	7.6%	26,970	0.4%
Agricultural Loans	3,494	3,475	0.5%	3,258	7.2%
Personal Loans / Others	19,443	20,101	-3.3%	19,372	0.4%
Total Individuals	88,440	82,786	6.8%	86,826	1.9%

Consumer Finance	33,868	34,057	-0.6%	31,961	6.0%

Corporate and SMEs
Leasing / Auto Loans	2,735	3,006	-9.0%	2,794	-2.1%
Real Estate	10,049	10,784	-6.8%	10,585	-5.1%
Trade Finance	18,792	23,436	-19.8%	18,333	2.5%
On-lending	14,750	11,853	24.4%	14,702	0.3%
Agricultural Loans	4,998	2,546	96.3%	3,245	54.0%
Working capital / Others	73,692	93,511	-21.2%	75,838	-2.8%
Total Corporate and SMEs	125,016	145,137	-13.9%	125,496	-0.4%

Total Credit	247,324	261,980	-5.6%	244,284	1.2%
Other Credit Risk Transactions with clients[2]	63,640	69,942	-9.0%	64,093	-0.7%

Total Expanded Credit Portfolio	310,965	331,922	-6.3%	308,377	0.8%

1. Including loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 29,596 million in Sep/16, R$ 31,128 million in Sep/15 and R$ 28,750 million in Jun/16.
2. Includes "debenture", FIDC, CRI, floating rate notes, promissory notes, acquiring activities related assets and guarantees.

SANTANDER BRASIL RESULTS

BALANCE OF ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of allowance for loan losses totaled R$ 17,280 million in September 2016, rising 10.7% in twelve months and 4.4% in three months.

In September 2016, the coverage ratio reached 198.1%, up 13.0 p.p. in twelve months and down 11.2 p.p. in three months. The quarterly drop was caused by an increase in the over 90-day balance, attributed to a single case in the Corporate segment.

RENEGOTIATED PORTFOLIO

Credit renegotiations came to R$ 13,419 million in 9M16, increasing 5.2% in twelve months. These operations comprise loan agreements that were renegotiated and/or amended to enable their payment under conditions agreed upon with the customers, including the renegotiation of previously written-off loans. In the quarter, this portfolio grew by 0.3%.

In September 2016, 55.5% of the portfolio was provisioned, a level considered appropriate for these operations.

RENEGOTIATED PORTFOLIO	Sep/16	Sep/15	Var.	Jun/16	Var.
(R$ million)			Sep/16xSep/15		Sep/16xJun/16

Renegotiated Portfolio	13,419	12,760	5.2%	13,386	0.3%
Allowance for loan losses over renegotiated portfolio	(7,449)	(7,067)	5.4%	(7,455)	-0.1%
Coverage	55.5%	55.4%	0.1 p.p.	55.7%	-0.2 p.p.

SANTANDER BRASIL RESULTS

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 3.5% of the total credit portfolio, up 0.3 p.p. in twelve and three months. The delinquency ratio of the individuals segment stood at 4.3%, improving 0.3 p.p. in twelve months and 0.1 p.p. in three months. Delinquency in the corporate and SME segments was 2.8%, showing an increase of 0.6 p.p. both year-on-year and quarter-on-quarter.  The evolution in both periods was due a specific case in the Corporate segment and does not reflect a general deterioration in the segment.

DELINQUENCY RATIO (15-90 DAYS)

The 15-to-90-day delinquency ratio came to 5.0% in September 2016, rising 0.7 p.p. in twelve months and declining 0.5 p.p. in three months. The corporate segment grew 0.6 p.p. in twelve months and improved 1.2 p.p. in three months, totaling 3.0%, following the inclusion of the aforementioned case among delinquencies over 90 days. Meanwhile, individual’s delinquency edged up 0.4 p.p. in twelve months and 0.2 p.p. in three months.

SANTANDER BRASIL RESULTS

FUNDING

Funding from clients ended September 2016 at R$ 291,726 million, up 1.4% in twelve months (or R$ 4,065 million) and 1.3% in three months. The highlights in the quarter were Demand and Time Deposits, as well as Treasury Notes.

FUNDING (R$ million)	Sep/16	Sep/15	Var.	Jun/16	Var.
			Sep/16xSep/15		Sep/16xJun/16

Demand deposits	15,452	18,521	-16.6%	14,917	3.6%
Saving deposits	34,764	35,540	-2.2%	34,517	0.7%
Time deposits	87,483	88,121	-0.7%	82,513	6.0%
Debenture/LCI/LCA¹	87,282	88,855	-1.8%	90,584	-3.6%
Treasury Notes (Letras Financeiras)²	66,744	56,622	17.9%	65,310	2.2%
Funding from clients	291,726	287,660	1.4%	287,840	1.3%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

CREDIT/FUNDING RATIO

The credit/funding ratio was 84.8% in September 2016, down 6.3 p.p. in twelve months and 0.1 p.p. in three months.

The liquidity metric adjusted for the reserve requirements and medium/long-term funding reached 85.1% in September 2016, advancing 4.5 p.p. in twelve months and 2.2 p.p. in three months.

The bank has a comfortable liquidity position, allied to a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ million)	Sep/16	Sep/15	Var.	Jun/16	Var.
			Sep/16xSep/15		Sep/16xJun/16

Funding from clients (A)	291,726	287,660	1.4%	287,840	1.3%
(-) Reserve Requirements	(62,472)	(50,221)	24.4%	(59,499)	5.0%
Funding Net of Reserve Requirements	229,254	237,439	-3.4%	228,341	0.4%
Borrowing and Onlendings	17,063	14,859	14.8%	16,001	6.6%
Subordinated Debts	8,663	17,864	-51.5%	16,863	-48.6%
Offshore Funding	35,626	55,070	-35.3%	33,310	7.0%
Total Funding (B)	290,605	325,232	-10.6%	294,515	-1.3%
Assets under management¹	240,304	187,085	28.4%	226,179	6.2%
Total Funding and Asset under management	530,909	512,317	3.6%	520,694	2.0%
Total Credit (C)	247,324	261,980	-5.6%	244,284	1.2%
C / B (%)	85.1%	80.6%		82.9%

C / A (%)	84.8%	91.1%		84.9%

1 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

BIS RATIO

The BIS ratio reached 17.6% in 9M16, up 1.8 p.p. in twelve months and down 0.1 p.p. in three months. CET1 came to 15.3%, rising 2.2 p.p. in twelve months and remaining stable in three months.

The three-month decline in the BIS ratio was largely due to:

(i) the increase in operational-risk RWA, chiefly arising from results with derivatives, partially offset by the upturn in equity, which was primarily driven by the profit achieved in the period, improvement in the unrealized result of securities available for sale and the amortization of goodwill in the quarter.

It is worth noting that as of January 2016, as per National Monetary Council Resolution 4,193/2013, the capital requirement was altered from 11% to 9.875% + a capital conservation of 0.625%, totaling 10.5%. For Tier I Capital, it is at 6% and for CET1, 4.5%.

[1]From 2015 on, considers the prudential conglomerate.

OWN RESOURCES AND BIS (R$ million)	Sep/16	Sep/15	Var.	Jun/16	Var.
			Sep/16xSep/15		Sep/16xJun/16

Tier I Regulatory Capital	59,112	55,960	5.6%	57,317	3.1%
CET1	55,002	50,931	8.0%	53,252	3.3%
Additional Tier I	4,110	5,030	-18.3%	4,065	1.1%
Tier II Regulatory Capital	4,190	5,612	-25.3%	4,215	-0.6%
Adjusted Regulatory Capital (Tier I and II)	63,302	61,573	2.8%	61,532	2.9%
Risk Weighted Assets (RWA)	359,177	389,030	-7.7%	347,476	3.4%
Required Regulatory Capital	35,469	42,793	-17.1%	34,378	3.2%
Adjusted Credit Risk Capital requirement	30,025	36,979	-18.8%	30,434	-1.3%
Market Risk Capital requirement	2,473	3,940	-37.2%	2,286	8.1%
Operational Risk Capital requirement	2,971	1,874	58.5%	1,657	79.3%
Basel Ratio	17.62%	15.83%	1.8 p.p.	17.71%	-0.1 p.p.
Tier I	16.46%	14.38%	2.1 p.p.	16.50%	0.0 p.p.
CET1	15.31%	13.09%	2.2 p.p.	15.33%	0.0 p.p.
Tier II	1.17%	1.44%	-0.3 p.p.	1.21%	0.0 p.p.

OUR SHARES

CORPORATE GOVERNANCE

With a free float of 10.5%, Santander Brasil is listed on the traditional trading segment of the Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBovespa). The Bank adopts the best corporate governance practices, such as the holding of periodic meetings with the market, disclosing information on its Investor Relations website and a Board of Directors comprised of 20% independent members, among others.

SIMPLIFIED OWNERSHIP STRUCTURE

 Santander’s ownership structure on September 30th, 2016 was as follows:

OWNERSHIP STRUCTURE	Common shares	%	Preferred shares	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	3,443,608	89.4%	3,276,944	88.3%	6,720,552	88.9%
Treasury Shares	23,333	0.6%	23,333	0.6%	46,667	0.6%
Free Float	384,030	10.0%	411,834	11.1%	795,864	10.5%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,082	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well as Administrators.

PERFORMANCE

SANB11	9M16	9M15	Var. 9M16x9M15	3Q16	2Q16	Var. 3Q16x2Q16

Earnings (annualized) per unit (R$)	2.85	1.78	60.3%	2.00	1.92	4.3%
Dividend + Interest on capital per unit¹ (R$)	0.27	0.85	-68.7%	0.00	0.13	n.a.
Closing price (R$)[1]	22.0	12.6	74.5%	22.0	18.2	21.0%
Book Value per unit (R$)[2]	15.6	14.1	11.0%	15.6	15.1	3.3%
Market Capitalization (R$ bi)[3]	82.7	47.5	74.1%	82.7	68.3	21.0%
1 - Closing price refers to the historical series.
2 - Book Value calculation excludes the goodwill.
3 - Market capitalization: total Units (Unit = 1 ON + 1 PN) x last Unit's price in September 30th, 2016.

RATINGS

RATING AGENCIES

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operating performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the main rating agencies.

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

BALANCE SHEET

ASSETS (R$ million)	Sep/16	Jun/16	Mar/15	Dec/15	Sep/15

Current Assets and Long Term Assets	647,837	642,337	655,329	663,809	689,054
Cash and Cash Equivalents	6,089	5,209	5,463	6,864	6,928
Interbank Investments	63,960	64,278	51,481	55,810	59,264
Money Market Investments	57,407	47,349	31,838	31,990	29,933
Interbank Deposits	1,596	2,446	2,248	1,989	2,341
Foreign Currency Investments	4,957	14,482	17,395	21,831	26,989
Securities and Derivative Financial Instrument	153,135	149,988	151,377	142,892	154,262
Own Portfolio	62,315	42,820	30,072	36,311	29,891
Subject to Repurchase Commitments	55,444	65,301	82,498	58,961	72,895
Posted to Central Bank of Brazil	3,826	4,432	6,712	6,216	8,541
Pledged in Guarantees	11,992	14,032	15,036	15,390	16,330
Others	19,557	23,402	17,059	26,013	26,604
Interbank Accounts	64,573	61,478	57,101	55,303	52,224
Restricted Deposits:	62,641	59,667	55,724	55,266	50,392
-Central Bank of Brazil	62,472	59,499	55,555	55,096	50,221
-National Housing System	169	168	169	170	171
Others	1,933	1,810	1,376	37	1,832
Interbranch Accounts	-	-	-	-	-
Lending Operations	230,780	227,906	232,145	244,460	246,648
Lending Operations	247,322	244,290	248,360	261,083	262,050
Lending Operations Related to Assignment	738	162	181	209	203
(Allowance for Loan Losses)	(17,280)	(16,546)	(16,396)	(16,832)	(15,605)
Other Receivables	126,839	130,637	154,830	155,993	167,419
Foreign Exchange Portfolio	69,315	70,859	93,784	91,855	101,360
Tax Credits	27,828	26,701	30,085	33,988	32,457
Others	29,697	33,077	30,961	30,150	33,601
Others Assets	2,461	2,842	2,932	2,486	2,310
Permanent Assets	13,349	12,857	13,420	13,645	13,353
Investments	182	164	164	68	38
Fixed Assets	7,612	6,825	6,915	6,986	6,733
Intangibles	5,555	5,868	6,341	6,591	6,581
Goodwill	27,475	27,475	27,490	27,490	27,527
Intangible Assets	8,564	8,207	7,960	7,751	6,934
(Accumulated Amortization)	(30,484)	(29,815)	(29,109)	(28,649)	(27,881)
Total Assets	661,186	655,194	668,750	677,454	702,407

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

LIABILITIES (R$ million)	Sep/16	Jun/16	Mar/15	Dec/15	Sep/15

Current Liabilities and Long Term Liabilities	597,106	593,035	608,360	620,293	642,458
Deposits	140,865	134,548	136,947	141,886	145,585
Demand Deposits	15,452	14,917	14,491	15,698	18,521
Savings Deposits	34,764	34,517	34,964	35,985	35,540
Interbank Deposits	3,162	2,601	2,444	3,675	3,402
Time Deposits	87,483	82,513	85,048	86,528	88,121
Money Market Funding	152,403	152,759	148,702	134,960	138,758
Own Portfolio	107,834	120,342	121,355	104,218	110,909
Third Parties	17,347	6,424	5,672	10,828	11,605
Free Portfolio	27,221	25,992	21,675	19,915	16,243
Funds from Acceptance and Issuance of Securities	104,295	100,247	96,863	99,848	99,202
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	95,322	92,611	88,553	84,607	81,786
Securities Issued Abroad	6,791	5,732	6,443	13,472	15,778
Others	2,182	1,904	1,867	1,769	1,639
Interbank Accounts	1,729	1,651	1,276	14	1,626
Interbranch Accounts	3,048	2,443	2,397	3,818	2,617
Borrowings	29,283	27,645	32,127	36,762	39,384
Domestic Onlendings - Official Institutions	16,615	15,934	16,082	16,263	14,767
National Economic and Social Development Bank (BNDES)	9,014	8,129	7,900	7,886	6,367
National Equipment Financing Authority (FINAME)	7,259	7,543	7,892	8,045	8,064
Other Institutions	342	262	289	332	337
Foreign Onlendings	-	-	-	-	-
Derivative Financial Instruments	15,020	18,049	14,297	22,883	29,870
Other Payables	133,850	139,760	159,669	163,859	170,650
Foreign Exchange Portfolio	69,235	66,533	88,552	89,330	99,537
Tax and Social Security	11,916	11,863	11,705	10,537	10,695
Subordinated Debts	454	8,675	8,379	8,097	7,818
Debt Instruments Eligible to Compose Capital	8,209	8,188	9,001	9,962	10,046
Others	44,037	44,502	42,032	45,932	42,552
Deferred Income	565	372	409	385	396
Minority Interest	2,194	1,938	1,928	1,956	1,951
Equity	61,321	59,850	58,053	54,819	57,602
Total Liabilities	661,186	655,194	668,750	677,454	702,407

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

MANAGERIAL FINANCIAL STATEMENT SUMMARY

MANAGERIAL FINANCIAL STATEMENT¹ (R$ million)
	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15

Net Interest Income	8,267	7,808	7,599	7,384	7,631	7,480	7,140
Allowance for Loan Losses	(2,837)	(2,515)	(2,424)	(2,762)	(2,448)	(2,338)	(2,112)
Net Interest Income after Loan Losses	5,430	5,293	5,175	4,622	5,183	5,142	5,028
Fee and commission income	3,437	3,328	3,090	3,210	2,919	2,910	2,828
General Expenses	(4,535)	(4,424)	(4,410)	(4,632)	(4,288)	(4,300)	(4,103)
Personnel Expenses + Profit Sharing	(2,163)	(2,082)	(2,132)	(2,202)	(2,054)	(1,962)	(1,861)
Administrative Expenses²	(2,371)	(2,341)	(2,278)	(2,430)	(2,234)	(2,337)	(2,242)
Tax Expenses	(835)	(823)	(817)	(784)	(770)	(889)	(929)
Investments in Affiliates and Subsidiaries	0	0	0	0	0	0	1
Other Operating Income/Expenses	(1,065)	(1,185)	(1,197)	(802)	(844)	(925)	(802)
Operating Profit	2,434	2,190	1,841	1,614	2,201	1,938	2,022
Non Operating Income	19	(5)	25	(21)	21	39	78
Net Profit before Tax	2,453	2,186	1,866	1,593	2,222	1,977	2,100
Income Tax and Social Contribution	(486)	(323)	(204)	55	(431)	(293)	(408)
Minority Interest	(84)	(56)	(2)	(40)	(82)	(9)	(60)
Net Profit	1,884	1,806	1,660	1,607	1,708	1,675	1,633

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

Under Brazilian income tax rules, gains (losses) resulting from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure in the tax line. A hedge position was set up with the purpose of protecting the net profit from the impact of the foreign exchange fluctuations on the income tax and tax expenses lines.

EXCHANGE HEDGE (R$ million)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15

Net Interest Income	(409)	3,648	3,434	665	(8,358)	882	(4,721)
Tax Expenses	40	(357)	(336)	(65)	871	(96)	513
Income Tax	369	(3,292)	(3,098)	(600)	7,487	(786)	4,208

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

In order to ensure a better understanding of the results in BR GAAP, we present below the reconciliation of the managerial result with the accounting result. It is worth noting that these adjustments, apart from the amortization of goodwill and the non-recurring items, have no effect on net profit.

	9M16	Reclassifications					Others Events[5]	9M16
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation/Others[4]		Managerial

NET INTEREST INCOME	31,764	6,673	2,126	-	-	(711)		23,675
Allowance for Loan Losses	(9,332)	-	(2,126)	-	-	570		(7,776)
NET INTEREST INCOME AFTER LOAN LOSSES	22,431	6,673	-	-	-	(141)		15,898
Fee and commission income	9,856	-	-	-	-	-		9,856
General Expenses	(13,776)	-	-	(1,354)	947	-		(13,369)
Personnel Expenses + Profit Sharing	(5,430)	-	-	-	947	-		(6,377)
Administrative Expenses	(8,345)	-	-	(1,354)	-	-		(6,991)
Tax Expenses	(3,127)	(653)	-	-	-	-		(2,474)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-		1
Other Operating Income/Expenses	(3,307)	-	-	-	-	141		(3,447)
OPERATING INCOME	12,079	6,021	-	(1,354)	947	0		6,465
Non Operating Income	40	-	-	-	-	-		40
NET PROFIT BEFORE TAX	12,119	6,021	-	(1,354)	947	0		6,505
Income Tax	(7,035)	(6,021)	-	-	-	-		(1,014)
Profit Sharing	(947)	-	-	-	(947)	-		-
Minority Interest	(142)	-	-	-	-	-		(142)
NET PROFIT	3,996	-	-	(1,354)	-	0		5,350

	9M15	Reclassifications					Others Events[5]	9M15
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation		Managerial

NET INTEREST INCOME	12,885	(12,197)	1,611	-	-	1,970	(750)	22,251
Allowance for Loan Losses	(10,216)	-	(1,611)	-	-	(804)	(902)	(6,898)
NET INTEREST INCOME AFTER LOAN LOSSES	2,669	(12,197)	-	-	-	1,165	(1,652)	15,353
Fee and commission income	8,657	-	-	-	-	-	-	8,657
General Expenses	(14,239)	-	-	(2,342)	793	-	-	(12,691)
Personnel Expenses + Profit Sharing	(5,084)	-	-	-	793	-	-	(5,877)
Administrative Expenses	(9,155)	-	-	(2,342)	-	-	-	(6,813)
Tax Expenses	(1,021)	1,288	-	-	-	-	278	(2,588)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-	-	1
Other Operating Income/Expenses	2,240	-	-	-	-	(1,165)	5,977	(2,571)
OPERATING INCOME	(1,693)	(10,908)	-	(2,342)	793	-	4,603	6,161
Non Operating Income	889	-	-	-	-	-	751	138
NET PROFIT BEFORE TAX	(804)	(10,908)	-	(2,342)	793	-	5,354	6,299
Income Tax	7,579	10,908	-	-	-	-	(2,197)	(1,132)
Profit Sharing	(793)	-	-	-	(793)	-	-	0
Minority Interest	(151)	-	-	-	-	-	-	(151)
NET PROFIT	5,831	-	-	(2,342)	-	-	3,157	5,016

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

	3Q16	Reclassifications					Others Events[5]	3Q16
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation		Managerial

NET INTEREST INCOME	8,656	(409)	725	-	-	72		8,267
Allowance for Loan Losses	(3,579)	-	(725)	-	-	(17)		(2,837)
NET INTEREST INCOME AFTER LOAN LOSSES	5,076	(409)	-	-	-	54		5,430
Fee and commission income	3,437	-	-	-	-	-		3,437
General Expenses	(4,650)	-	-	(448)	333	-		(4,535)
Personnel Expenses + Profit Sharing	(1,830)	-	-	-	333	-		(2,163)
Administrative Expenses	(2,820)	-	-	(448)	-	-		(2,371)
Tax Expenses	(795)	40	-	-	-	-		(835)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-		0
Other Operating Income/Expenses	(1,119)	-	-	-	-	(54)		(1,065)
OPERATING INCOME	1,950	(369)	-	(448)	333	0		2,434
Non Operating Income	19	-	-	-	-	-		19
NET PROFIT BEFORE TAX	1,969	(369)	-	(448)	333	0		2,453
Income Tax	(117)	369	-	-	-	-		(486)
Profit Sharing	(333)	-	-	-	(333)	-		-
Minority Interest	(84)	-	-	-	-	-		(84)
NET PROFIT	1,436	-	-	(448)	-	0		1,884

	2Q16	Reclassifications					Others Events[5]	2Q16
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation/Others[4]		Managerial

NET INTEREST INCOME	11,973	3,648	797	-	-	(281)		7,808
Allowance for Loan Losses	(3,136)	-	(797)	-	-	176		(2,515)
NET INTEREST INCOME AFTER LOAN LOSSES	8,837	3,648	-	-	-	(105)		5,293
Fee and commission income	3,328	-	-	-	-	-		3,328
General Expenses	(4,586)	-	-	(459)	296	-		(4,424)
Personnel Expenses + Profit Sharing	(1,787)	-	-	-	296	-		(2,082)
Administrative Expenses	(2,800)	-	-	(459)	-	-		(2,341)
Tax Expenses	(1,179)	(357)	-	-	-	-		(823)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-		0
Other Operating Income/Expenses	(1,080)	-	-	-	-	105		(1,185)
OPERATING INCOME	5,319	3,292	-	(459)	296	-		2,190
Non Operating Income	(5)	-	-	-	-	-		(5)
NET PROFIT BEFORE TAX	5,314	3,292	-	(459)	296	-		2,186
Income Tax	(3,615)	(3,292)	-	-	-	-		(323)
Profit Sharing	(296)	-	-	-	(296)	-		0
Minority Interest	(56)	-	-	-	-	-		(56)
NET PROFIT	1,347	-	-	(459)	-	-		1,806

1. Exchange Hedge: For more details, please refer to page 23.

2. Credit Recovery: Reclassified from Revenue from Loan Operations to Allowance for Loan Losses.

3. Amortization of Goodwill: Reversal of goodwill amortization expenses.

4. Exchange Rate Fluctuation/Others: This also includes, in addition to the effect of exchange rate changes, reclassifications between different lines of the Bank’s results (net interest income, income from the allowance for loan losses, other operating income/expenses and non-operating income) for better comparability with previous quarters.

5. Other Events:

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

a)  Net Interest Income: adjustment to the valuation of assets corresponding to the impairment of securities.

b)  Allowance for Loan Losses: recording of complementary provisions and isolated impacts from large companies.

c)   Tax Expenses: reversal of the Cofins provision update for the year 2015.

d) Other Operating Income/Expenses: reversal of Cofins tax provisions totaling R$7.7 billion; impairment of software, amounting to R$363 million, due to systems obsolescence and discontinuity; impairment of payroll assets, totaling R$534 million; and provisions for civil and tax contingencies, amounting to R$735 million.

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 26, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer